UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CF Acquisition Corp. VIII
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

12520C109
(CUSIP Number)

31 December 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page 1 of 9 Pages
Exhibit Index: Page 7

SCHEDULE 13G

CUSIP No. 12520C109

1	NAMES OF REPORTING PERSONS
BlueCrest Capital Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G

CUSIP No. 12520C109

1	NAMES OF REPORTING PERSONS
Michael Platt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Item 1.

(a)	Name of Issuer: CF Acquisition Corp. VIII

(b)	Address of Issuer’s Principal Executive Offices:

110 East 59th Street
New York, NY 10022
United States

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

i.	BlueCrest Capital Management Limited (the “Investment Manager”), which serves as investment manager to Millais Limited, a Cayman Islands exempted company (the “Fund”); and

ii.	Michael Platt (“Mr. Platt”), who serves as principal, director, and control person of the Investment Manager,

with respect to the Common Shares (as defined herein) held for the account of the Fund. Millais USA LLC acts as sub-investment manager of the Fund, and reports to the Investment Manager.

The Investment Manager and Mr. Platt are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of the Investment Manager and Mr. Platt is:

Ground Floor
Harbour Reach, La Rue de Carteret
St Helier
Jersey
Channel Islands
JE2 4HR

(c)	Citizenship: The Investment Manager is a company organized under the laws of Jersey, Channel Islands, operating solely out of Jersey, Channel Islands. Mr. Platt is a citizen of the United Kingdom.

(d)	Title and Class of Securities: Class A Common Stock (the “Common Shares”)

(e)	CUSIP No.: 12520C109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.	Ownership

(a), (b)
As of December 31, 2021, each of the Investment Manager and Mr. Platt may be deemed the beneficial owner of 0 Common Shares underlying units held for the account of the Fund. This amount equates to approximately 0.0% of the Common Shares outstanding. (The percentages used in this Schedule 13G are based upon 25,540,000 Common Shares reported to be outstanding in the Company’s Form 10-Q filed on December 20, 2021).

(c)
Number of shares as to which such person has: The Investment Manager and Mr. Platt share the power to vote or direct the vote, and share the power to dispose or direct the disposition of the 0 Common Shares reported herein.

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.
Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.
Ownership of more than Five Percent on Behalf of Another Person. See disclosure in Items 2 and 4 hereof. The Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by the Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. See disclosure in Item 2 hereof.

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.
Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2022

BLUECREST CAPITAL MANAGEMENT LIMITED

By:	/s/ Michael Bell
Michael Bell
Authorised Signatory

MICHAEL PLATT

By:	/s/ Steven Pariente
Steven Pariente
As attorney-in-fact for Michael Platt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT INDEX

Ex.		Page No.

1	Joint Filing Agreement	8

2	Power of Attorney	9